FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the months of September 2004

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F    X             Form 40-F
                         ---------                  ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                          No    X
                    -----------                   ------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Documents Included as Part of this Report

No.        Document

1.         Cedara Software Corp. 2004 Management Information Circular

2.         Cedara Software Corp. 2004 Proxy Form

                                                                Document No. 1

                           [CEDARA GRAPHIC OMITTED]
                             Software with Vision


                             CEDARA SOFTWARE CORP.
                          ANNUAL AND SPECIAL MEETING

                               October 18, 2004


                             IMPORTANT INFORMATION
                               FOR SHAREHOLDERS

-------------------------------------------------------------------------------


                             This booklet explains

     o how to vote on various issues which are important to the future of the Company

     o    how to exercise your vote even if you cannot attend the meeting

     o    what occurs at the meeting

     o    details of the resolutions to be voted on at the meeting

.... and it contains

     o    an official Notice of Meeting

     o management's request that you assign your vote to support the matters to be voted on ("Solicitation of Proxies")

     o a blue form (the "Proxy Form") that you can use to vote your shares without attending the shareholders' meeting

     o    background information you need to understand the issues

                               TABLE OF CONTENTS


MAJOR ISSUES OF THE MEETING                                           1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS                  2

MANAGEMENT INFORMATION CIRCULAR                                       3

VOTING                                                                3
     WHO CAN VOTE?                                                    3
     LARGE SHAREHOLDERS                                               4
     QUORUM                                                           4
     VOTING IN PERSON                                                 4
     VOTING BY PROXY                                                  4

BUSINESS OF THE MEETING                                               7
     FINANCIAL STATEMENTS AND AUDITORS' REPORT                        7
     MATTERS TO BE VOTED ON                                           7

COMPENSATION AND OTHER INFORMATION                                   10
     DIRECTORS' AND OFFICERS' REMUNERATION                           10
     DIRECTORS' AND OFFICERS' LIABILITY INSURANCE                    11
     INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
     AND SENIOR OFFICERS                                             11
     EXECUTIVE COMPENSATION                                          11
     TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND
              EMPLOYMENT CONTRACTS                                   13
     STOCK OPTIONS                                                   13
     OPTION GRANTS TO NAMED EXECUTIVE OFFICERS                       14
     HUMAN RESOURCE & GOVERNANCE COMMITTEE
     REPORT ON EXECUTIVE COMPENSATION                                16

SHARE PERFORMANCE GRAPH                                              18

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS                        19

CORPORATE GOVERNANCE                                                 19

                          MAJOR ISSUES OF THE MEETING


Shareholders, you are cordially invited to attend Cedara Software Corp.'s 2004 Annual and Special Meeting to be held on October 18, 2004, where management will report to you on Cedara's performance during the previous fiscal year and share with you their plans and proposals for the coming year.

The meeting will deal with the usual matters, such as the presentation of financial results and the election of Directors and appointment of auditors.

Your presence, or at least your vote by proxy if you cannot attend in person, will be important this year because shareholders will be voting on an important special matter.

We would like your support to increase the number of stock options available under the Company's stock option plan.

Cedara is actively looking at strategic acquisitions, as part of its use of funds from its last round of financing. To ensure Cedara will be successful in any acquisition, it needs to be in a position to retain and provide incentives to the key staff of an acquired company to ensure that the goals of the business are aligned with those of Cedara's shareholders. This will also allow us to keep pace with other top quality high technology/ software companies, who (like us) put a premium on encouraging and retaining the best possible staff, while keeping salaries and wages at realistic levels.

You will notice that our proxy circular and supporting materials are presented differently than your typical company. We hope that you will find this format easier to read and most importantly, easier to understand. We would welcome your comments and any suggestions for further improvements.






PLEASE NOTE: An official form of proxy (blue document) is also enclosed in this package. This form can be used to vote your common shares if you cannot attend the 2004 Annual and Special Meeting in person. Instructions on how to vote using this proxy document are found on page 4.

             NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                             CEDARA SOFTWARE CORP.

This is to formally notify you about your forthcoming Annual and Special Meeting, at which you will be given the opportunity to express your views, elect the Directors of Cedara Software Corp. (called the "Company" from now on) for the coming year and appoint auditors for the Company. The meeting will be held:

         on       October 18, 2004
         at       3:00 p.m.
         at       The Toronto Stock Exchange,
                  The Exchange Tower, 130 King Street West
                  Toronto, Ontario

Doors will open at 2:30 p.m. for refreshments. As a shareholder, you are entitled to attend at the meeting and to cast one vote for each share you own. If you cannot attend, you can still vote by using the blue proxy form included in this package. The attached circular explains how to do this and how the voting process works. To be valid, the blue proxy form must be received by the Company's transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, no later than 5 p.m. (Toronto time) on Friday, October 15, 2004 or, if the meeting is adjourned or postponed, no later than 48 hours, excluding Saturdays and statutory holidays, preceding the time of such adjourned meeting, at the offices of Computershare Trust Company of Canada.

At the meeting, management will present the audited consolidated financial statements for the fiscal year ended June 30, 2004, and the Auditors' Report on these statements. Shareholders will then:

     o vote to appoint auditors for fiscal 2005 and authorize the Directors to fix the remuneration of the auditors;

     o    vote to elect the Directors of the Company for 2004-2005;

     o consider and if thought fit, to pass, with or without variation, a special resolution to increase the number of stock options available under the Company's stock option plan (referred to as the "Stock Option Plan No.2" or the "Plan"); and

     o transact any other business that is properly brought before the meeting.

                                                  BY ORDER OF THE BOARD

                                                  /s/ Brian Pedlar
                                                  -------------------------
Mississauga, Ontario                              Brian Pedlar
September 10, 2004                                Chief Financial Officer

                        MANAGEMENT INFORMATION CIRCULAR
                             CEDARA SOFTWARE CORP.

                    Information for Shareholders about the
                        2004 Annual and Special Meeting


All information contained in this booklet is current as of September 10, 2004, unless otherwise indicated.

This booklet, called a Management Information Circular (simply referred to as the "Circular" from now on), has been sent to all shareholders of record as of September 9, 2004, together with a Notice of the Annual and Special Meeting of the Shareholders (called the "Meeting" from now on) and an official proxy form (printed on blue paper), by the Directors of Cedara Software Corp. (called "Company" from now on).

The booklet's purpose is:

o to explain how you, as a shareholder in the Company, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf at the Meeting;

o to request that you authorize the Company's Chairman (or his alternates) to vote your shares as you direct in the proxy form - see the attached blue proxy form;

o to inform you about the business to be conducted at the Meeting, including the election of the Directors of the Company for the coming year; and

o    to give you some important background information about the Company.

                                    VOTING

                                 WHO CAN VOTE?

One Vote Per Common Share

Each shareholder is entitled to one vote for each common share registered in his or her name as of the record date of September 9, 2004. If a shareholder transfers common shares after this date to someone else, and that person becomes a registered shareholder of the Company, the new shareholder may vote the transferred common shares at the Meeting provided he or she has asked the Company's transfer agent, Computershare Trust Company of Canada (called "Computershare Trust" from now on), to include his or her name in the list of common shareholders. This request must be made at least ten days before the Meeting (i.e. no later than Friday, October 8, 2004) or any adjournment or postponement of the meeting.

If you are a non-registered shareholder, which means someone else (most likely your broker or securities dealer) is the registered holder of your shares, and you have received this booklet from them, follow the instructions provided by them as to how to vote your shares at the Meeting or by proxy (see discussion below under "Voting By Proxy").

                              LARGE SHAREHOLDERS

As of the record date of September 9, 2004, there were 31,543,117 common shares of the Company issued and outstanding. As far as the Directors and Senior Officers of the Company are aware, Analogic Corporation is the only shareholder which beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of the Company's common shares. As of the record date of September 9, 2004, Analogic Corporation held 4,580,461 issued and outstanding common shares of the Company which represents an approximate 14.5 percent interest in the common shares of the Company on a non-diluted basis.

                                    QUORUM

The presence of shareholders entitled to vote 331/3 percent of the Company's common shares, whether present in person or by proxy, will constitute a quorum at the Meeting. The Company's list of registered common shareholders as of September 9, 2004 has been used to send out the Notice of Annual Meeting of Shareholders that accompanies this Circular, and to determine who is eligible to vote.

                               VOTING IN PERSON

If you attend the Meeting in Toronto on October 18, 2004, and are a registered shareholder, you can cast one vote for each of your registered common shares on any and all resolutions put before the Meeting. This includes the election of Directors (see page 7), the appointment of auditors (see page 7), the special resolution to increase the number of stock options available under the Plan and any other business that arises at the Meeting. You may dissent from any matter proposed at the Meeting by voting your common shares against the resolution at the Meeting.

                                VOTING BY PROXY

If you do not come to the Meeting, are unable to come for whatever reason, or if you do not wish to personally cast your votes, you can still make your votes count by transferring them to someone who will be there and who will vote on your behalf. You can either tell that person how you want to vote, or let him or her choose for you. This is called voting by proxy.

What Is a Proxy?

A proxy is a document that authorizes someone else to cast your votes for you at the Meeting. The blue document enclosed in this package is the proxy form for the Meeting. Use it to assign your votes to the Company's Chairman (or his alternates) or to someone of your choice. You may also use any other legal proxy form.

Appointing a Proxyholder

Your proxyholder is the person you appoint to cast your votes for you. You can choose the Company's Chairman (or his alternates) or anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person's name in the blank space near the top of the enclosed proxy form. If you want to authorize the Company's Chairman (or his alternate) as your proxyholder, then leave the line near the top of the proxy form blank. The Chairman's and alternates' names are already on the form.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any postponement or continuation after adjournment of the Meeting. If you return the attached proxy to the Company, leaving the line for the proxyholder's name blank, then the Chairman or his alternates will automatically become your proxyholders.

You can instruct your proxyholder how you want to vote on the matters listed in the Notice of Annual Meeting of Shareholders by checking the appropriate boxes on the proxy form. If you do not check any boxes, your proxyholder can vote your common shares as he or she sees fit (see "Your Proxy Vote," page 6).

To be valid, the proxy must be returned to the Toronto office of the Company's transfer agent, Computershare Trust Company of Canada

         at     100 University Avenue, 9th Floor
                Toronto, Ontario  M5J 2Y1

                or forwarded by facsimile to (416) 263-9524 or 1-866-249-7775

         by     5 p.m. (Toronto time) on October 15, 2004

Changing Your Mind

If you want to revoke your proxy after you have signed it over to someone, you can do so by you or your attorney clearly indicating in writing that you want to revoke your proxy, and delivering this written document to the following address:

                             Cedara Software Corp.
                6509 Airport Road, Mississauga, Ontario L4V 1S7
                            Attention: Brian Pedlar
                            Chief Financial Officer
                               Fax: 905-671-7972

This revocation must be received by the Company by 5 p.m. (Toronto time) on October 15, 2004 (or by 5 p.m. (Toronto time) on the last business day before the date of the continuation after any adjournment or postponement of the Meeting), or by the Chairman himself immediately prior to commencement of the Meeting (or of the continuation after adjournment of the Meeting), or in any other way the law permits.

If you revoke your proxy and do not replace it with another that is deposited with the Company's Mississauga office or with its transfer agent, Computershare Trust, on or before the deadline (October 15, 2004), you can still vote your own common shares in person at the Meeting provided you are a shareholder whose name appears on the shareholders' registry of the Company as a registered shareholder. If not, contact your broker (or other person who is the registered holder of your shares) for information on how to vote your common shares in person at the Meeting.

Your Proxy Vote

If you have filled out and signed your proxy correctly (exactly as your name appears on the proxy form), and returned it to the transfer agent by the deadline, then your proxy holder can vote for you at the Meeting. If you have specified on the proxy form which way you want to vote on a particular matter (by checking FOR, AGAINST, or WITHHOLD), then your proxy holder must vote your common shares that way on any ballot ("Withhold" means "Abstain from voting").

If you have NOT specified how to vote on a particular matter, your proxy holder can vote your common shares as he or she sees fit. If the Company's Chairman or his alternate is your proxy holder (by leaving the line for the proxy holder's name blank), your common shares will be voted at the Meeting as follows:

     o    FOR the reappointment of KPMG LLP as auditors;
     o    FOR the election of management's list of candidates as Directors;
          and
     o FOR the special resolution to increase the number of stock options under the stock option plan.

For more information on any of these matters, see "Business of the Meeting" beginning on page 7. If any other issues properly arise at the Meeting that are not described in the Notice of Annual and Special Meeting of Shareholders, or if any amendments are proposed to the matters described in the notice, your proxy holder can vote your common shares as he or she sees fit. The Notice of Annual and Special Meeting of Shareholders includes all the matters known to management as of September 10, 2004.

Solicitation of Proxies

The Company requests that you fill out the blue proxy form (enclosed) to ensure your votes are exercised at the Meeting if you will be unable to attend the Meeting, or otherwise unable or unwilling to vote your common shares personally at the Meeting. If you leave the line near the top blank, and do not specify how the common shares are to be voted on particular resolutions, the Chairman (or his alternates) will vote your common shares as described above. This solicitation of your proxy (your vote) is made on behalf of management of the Company.

It is expected that the solicitation will be primarily by mail. Regular employees of the Company, or the representatives of Computershare Trust, may also ask for proxies to be returned, but will not be paid any additional compensation for doing so. The cost of solicitation by management will be borne by the Company.

How A Vote Is Passed

All matters that are scheduled to be voted upon at the Meeting, except the resolution to increase the number of stock options under the Plan are ordinary resolutions. Ordinary resolutions are passed by a simple majority, i.e. if more than half of the votes that are cast are in favour, then the resolution passes. The resolution to increase the number of stock options under the Plan requires a simple majority of the votes cast as at the Meeting, excluding votes of insiders of the Company who are entitled to participate in the Plan and their associates (which includes the current Officers and Directors of the Company, as well as the nominees for the Company's board of Directors).

All proxies must be returned to Computershare Trust, who will count the proxies and tabulate the results, which will be verified by the employees of Computershare Trust who will act as the Meeting scrutineers (officials who ensure votes are conducted fairly and correctly). Computershare Trust will refer a proxy to the Company only if it has a comment intended for the Company's management on it, or if there is any legal reason to do so.

                            BUSINESS OF THE MEETING

                   FINANCIAL STATEMENTS AND AUDITORS' REPORT

The financial statements for the fiscal year ended June 30, 2004, along with the auditors report, will be presented by management. Copies of the 2004 Annual Report together with this Circular have been mailed to shareholders.


There are three matters of business which will be voted on by shareholders at the Meeting.

                            MATTERS TO BE VOTED ON

1. Appointment of Auditors and Authorization of the Directors to Fix the Remuneration of the Auditors


KPMG LLP has been the Company's auditor since 1986. Management proposes that KPMG LLP be reappointed as the Company's auditor. Unless otherwise specified in the proxy form, the Chairman or his alternate (who are named as proxy holders) will vote the proxies they receive FOR the reappointment of KPMG LLP as auditor until the close of the next annual meeting of shareholders, and to authorize the Directors to fix the remuneration of the auditors.


2.   Election of Directors

The term of office of each of the current Directors expires at the Meeting, and the next item of business is to elect successors. Unless otherwise instructed, the persons designated in the proxy form intend to vote FOR the election of the candidates proposed by management as listed below.

If any of the candidates are unwilling or unable at the time of the Meeting to stand for election, the persons designated in the proxy form will vote at their discretion for a substitute candidate or candidates unless they have been otherwise instructed on the form.

The Directors elected at the Meeting will each serve until the next annual meeting of shareholders, unless any of them steps down earlier for any reason. The Company's Directors receive fees and other compensation as outlined under the section beginning with "Directors' and Officers' Remuneration" on page 10.

The Proposed Directors

The Company's management proposes that the list of six candidates specified in the table below be elected as Directors for the upcoming year.

Table 1 shows the names and primary occupations of the candidates, as well as how long they have been on the Board. It also shows how many common shares they own or control, and Board committees on which they serve.


--------------------------------------------------------------------------------------------------------------------------------
                                     Table 1: Management's List of Candidates for Director
                                                      As of June 30, 2004
--------------------------------------------------------------------------------------------------------------------------------
Name, Province or State and     Position and Offices      Principal Occupation        Director Since    Number of Shares
Country of Residence            with the Company                                                        Beneficially owned
                                                                                                        Directly or Indirectly
                                                                                                        or over which Control
                                                                                                        or Discretion is
                                                                                                        Exercised(1)
------------------------------- ------------------------- --------------------------- ----------------- ------------------------

PETER J. COOPER                 Chairman,                 President of P.J. Cooper    February 7, 2001           10,000
Ontario, Canada                 Chair of the Human        & Company Inc., advisors
                                Resource & Governance     on corporate development.
                                Committee,
                                Member of the Audit
                                Committee
------------------------------- ------------------------- --------------------------- ----------------- --------------------------
MYRNA FRANCIS                   None                      President,                        N/A                    Nil
Ontario, Canada                                           Mfran Enterprises Inc.,
                                                          independent consultant
                                                          providing strategic
                                                          advice to healthcare and
                                                          technology industries.
------------------------------- ------------------------- --------------------------- ----------------- --------------------------
BERNARD M. GORDON               Director,                 Co-founder, NeuroLogica     October 24, 2001             Nil
Massachusetts, USA              Member of the Human       Corporation, designer
                                Resource & Governance     and manufacturer of a
                                Committee                 portable scanner designed
                                                          for use with stroke
                                                          victims.
------------------------------- ------------------------- --------------------------- ----------------- --------------------------
JOHN J. MILLERICK               Director,                 Senior Vice President,       April 17, 2002              Nil
Massachusetts, USA              Member of the Audit       Chief Financial Officer
                                Committee, Member of      and Treasurer, Analogic
                                the Human Resource &      Corporation, designer and
                                Governance Committee      manufacturer of advanced
                                                          health and security
                                                          systems and subsystems.
------------------------------- ------------------------- --------------------------- ----------------- --------------------------
RAM RAMKUMAR                    Director,                 Chairman, Process            April 17, 2002            227,100
Ontario, Canada                 Chair of the Audit        Research Ortech provider
                                Committee                 of process research and
                                                          development services to
                                                          major mineral processing
                                                          companies in Canada and
                                                          abroad
------------------------------- ------------------------- --------------------------- ----------------- --------------------------
ABE SCHWARTZ                    Director,                 President & Chief            August 8, 2002            247,328
Ontario, Canada                 President & Chief         Executive Officer of
                                Executive Officer         the Company
------------------------------- ------------------------- --------------------------- ----------------- --------------------------

Note:
(1)   The information as to common shares beneficially owned, or over which control or direction is exercised, has been furnished by the respective nominees individually and has not been independently verified by the Company.


3.   Increase the number of options available under Stock Option Plan No. 2


The Board of Directors has determined that it would be in the best interest of the Company to amend Stock Option Plan No.2 to increase the maximum number of stock options which may be issued under the Plan from 4,200,000 options to 5,700,000 options. As at September 9, 2004, there were 343,015 options remaining available for issuance.


Why Increase the Number of Options Under Stock Option Plan?

The Company is committed to delivering superior products and services to our customers, superior financial performance to our shareholders and, only after we have met those first two commitments, superior compensation to our employees. In the past several years, we have built the Company with this philosophy in mind. To position the Company for growth, we need to have a strong management team and must recruit key technical employees.

Cedara is actively looking at strategic acquisitions, as part of its use of funds from its last round of financing. To ensure Cedara will be successful in any acquisition, it needs to be in a position to retain and provide incentives to the key staff of an acquired company to ensure that the goals of the business are aligned with those of Cedara's shareholders. This will also allow us to keep pace with other top quality high technology/ software companies, who (like us) put a premium on encouraging and retaining the best possible staff, while keeping salaries and wages at realistic levels.

To retain these highly skilled employees in a very competitive North American job market, we must offer competitive and attractive compensation. While compensation is not the only thing that will help us to keep these people and attract others that we need to fulfill our commitments to customers and shareholders, it is important. Like most technology companies, stock options which vest over a number of years are a key component of our compensation program - especially for those that we have to attract from outside Canada.

We last adjusted the number of common shares reserved for issuance under our stock option plan in 2001. At that time, the maximum number of options issuable under the option was set at 4,200,000 options. Over the last two years, we have substantially committed the options pool. Currently, 2,846,132 options have been granted. The reserve currently consists of 3,189,147 common shares (approximately 91% committed), and 1,010,853 common shares have been exercised to date. If approved, following the increase in the maximum number of options issuable under the plan by 1,500,000 options, our reserve will be increased to 4,689,147 common shares. If we are unable to offer options in the interim period, our total compensation package will be seriously uncompetitive in a market that is highly competitive for the superior skilled knowledge workers that are key to our success.

In order for us to be able to continue to be competitive, we are asking shareholders to approve an increase to the stock options that we may issue pursuant to the Plan. The resulting option pool will be approximately 18% of our issued and outstanding common shares at the date of the Meeting.


The Resolution

The Resolution approving the amendment to the Plan requires a simple majority of the votes cast at the Meeting, excluding 484,428 votes of insiders of the Company who are entitled to participate in the Plan and their associates, (which includes the current Directors, Senior Officers and nominees for the Board set out on page 8). The Resolution is also subject to acceptance by the TSX and NASDAQ. The Board therefore seeks your approval and support for the following resolution:

RESOLVED:


THAT the Stock Option Plan No. 2 of the Company is hereby amended by increasing the maximum number of stock options issuable under the Plan to 5,700,000 options;


THAT capitalized terms used in this resolution, unless otherwise defined, shall have the meanings given to them in the Management Information Circular of the Company for use in connection with the October 18, 2004 Annual and Special Meeting of the Company; and


THAT any Director or Officer of the Company be and is hereby authorized to notify The Toronto Stock Exchange Inc. and NASDAQ if required, of the amendment to the Company's Plan and to do all such acts and things and to execute and file such other documents, whether under the corporate seal of the Company or otherwise, that may be necessary or desirable to give effect to this resolution.




                       COMPENSATION AND OTHER INFORMATION

                     DIRECTORS' AND OFFICERS' REMUNERATION


The Company currently has six Directors; one executive Director and five non-executive Directors.

During the fiscal year ended June 30, 2004, the Company's five non-executive Directors received annual retainers and Directors' fees totaling $106,250 for their services.

Fees paid to each non-executive Director consisted of an annual retainer of $15,000, paid in quarterly installments, plus $1,000 for each Board meeting attended, $500 for each committee meeting attended and $250 for telephone conference calls. Peter Cooper, as the Chairman of the Board, received an additional retainer of $15,000. Each Committee Chairman received an additional $1,500 annual retainer, paid in quarterly installments. Out-of-town Directors received an additional $1,000 for each meeting attended. The Company also reimbursed Directors' for travel expenses and other out-of-pocket expenses incurred in attending meetings.

Following his appointment as President and Chief Executive Officer of the Company on September 12, 2002, the executive Director Abe Schwartz received no compensation for serving as director beyond that provided for by his employment. Non-executive Directors Bernard Gordon and John Millerick have waived all directors' compensation.

During the fiscal year ended June 30, 2004, the Board granted options to two non-executive Directors constituting an aggregate of 9,000 common shares at an exercise price equal to the closing price of the Company's common shares on the day before the grant. These options may be exercised over a seven-year period; 25% of the options vest one year after the date of the grant and an additional 25% of the options vest per year over each of the following three years.

The Company's Officers, full-time employees, and Directors may all participate in the Company's Stock Option Plan. (See "Option Grants to Named Executive Officers" on page 14).

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company insures against liability for acts or omissions by Directors or Officers in their capacities as Directors or Officers of the Company, subject to certain exclusions set forth in the insurance policy. The Company has two Directors' and Officers' insurance policies. These insurance policies also insure the Company against all losses incurred through indemnifying the Company's Directors and Officers against claims for acts or omissions, subject to the same exclusions. The maximum deductible for the Company is US$250,000 for claims. There is no deductible for individual Directors and Officers. The maximum amount of insurance payable under the primary policy is US$5,000,000 for each loss and the Company further insured the Directors and Officers with an excess policy of US$5,000,000 for each loss with no deductible. Both policies expire on October 31, 2004, and are expected to be renewed on similar terms. Premiums paid by the Company in respect of the above Directors' and Officers' liability insurance for the fiscal year ended June 30, 2004 amounted to US$449,647.


                 INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS

                              AND SENIOR OFFICERS

The total indebtedness to the Company of all individuals who were Officers during the fiscal year 2003, or their associates, was nil as of September 10, 2004. No Director, nor any nominee proposed for election as a Director, was indebted to the Company.


                             EXECUTIVE COMPENSATION

Summary of Compensation

Table 2 provides a summary of compensation awarded to, earned by, or paid to each of the Company's "Named Executive Officers" as defined by National Instrument 51-102 - Continuous Disclosure Obligations for services rendered by them to the Company and its subsidiaries for the fiscal years indicated.


                                             TABLE 2: Executive Compensation Table
-------------------------------------------------------------------------------------------------------------------------------

                                         Annual Compensation                   Long-Term Compensation
                                 ------------------------------------------------------------------------------
                                                                                 Awards            Payouts
                                 ------------------------------------------------------------------------------
                                                                          Common
                                                                          Shares       Securities
                                                                           Under       Subject to
                                                           Other annual   Options        Resale         LTIP       All Other
Name and Principal                Salary     Bonus        Compensation    Granted      Restrictions   Payouts     Compensation
    Position               Year    ($)        ($)             ($)           (#)            ($)          ($)           ($)
------------------------- ------ --------- ------------- ---------------- ----------- -------------- ---------- ---------------

ABE SCHWARTZ,             2004   375,000   285,000(12)       11,666          Nil            -            -             -
President and Chief       2003   298,558        -            13,856       1,203,506         -            -             -
Executive Officer(1)      2002      -           -               -            Nil            -            -             -

------------------------- ------ --------- ------------- ---------------- ----------- -------------- ---------- ---------------
BRIAN PEDLAR              2004   169,092    25,000(12)        6,202          Nil            -            -             -
Chief Financial           2003   146,000        -               -           140,000         -            -             -
Officer(2)                2002   140,000        -                            Nil            -            -             -

------------------------- ------ --------- ------------- ---------------- ----------- -------------- ---------- ---------------
FRASER SINCLAIR           2004   167,692        -            14,555          Nil            -            -          294,740(3)
Chief Financial Officer   2003   200,000        -            11,009          Nil            -            -             -
and Corporate             2002   199,231        -            14,813          75,000         -            -             -
Secretary(4)

------------------------- ------ --------- ------------- ---------------- ----------- -------------- ---------- ---------------
JACQUES CORNET,           2004   180,000    25,000(12)       14,634          Nil            -            -             -
Vice President,           2003   180,000        -            22,361         155,000         -            -             -
Marketing and             2002   175,673   5,494(6)(8)       55,054          20,000         -            -            6,346(7)
Operations(5)

------------------------- ------ --------- ------------- ---------------- ----------- -------------- ---------- ---------------
MANU MAHBUBANI, Vice      2004   170,000    25,000(12)       10,725          Nil            -            -             -
President,                2003   170,000        -            11,058         160,000         -            -             -
Engineering(9)            2002    98,462        -             5,908          10,000         -            -             -

------------------------- ------ --------- ------------- ---------------- ----------- -------------- ---------- ---------------
LORIS SARTOR, Vice        2004   150,000   181,805(13)        9,600          Nil            -            -             -
President, Sales(10)      2003   157,615   53,027 (11)       10,654         165,000         -            -             -
                          2002   180,000   26,702 (11)       10,754          Nil            -            -             -

------------------------- ------ --------- ------------- ---------------- ----------- -------------- ---------- ---------------


Notes:

(1)  Mr. Schwartz's employment commenced on September 12, 2002. Other annual compensation includes normal Executive level benefits.
(2)  Mr. Pedlar was appointed as Chief Financial Officer of the Company effective April 28, 2004. Other annual compensation includes normal Executive level benefits.
(3)  Effective April 28, 2004 Mr. Sinclair resigned as the Chief Financial Officer and Corporate Secretary of the Company. The
     amount represents amounts paid, payable and accrued pursuant to the agreement with Mr. Sinclair effective June 28, 2001 as described below under "Termination of Employment, Change in Responsibilities and Employment Contracts".
(4)  Mr. Sinclair's employment commenced on July 3, 2001. Other annual compensation includes normal Executive level benefits.
(5)  Other annual compensation includes normal Executive level benefits plus tax equalization payments of $10,415 (2003) and
     $45,836 (2002)
(6)  Represents bonus paid by the Company for the operational management of the Company's wholly owned subsidiary, Surgical
     Navigation Specialists Inc.
(7)  Represents accrued vacation pay that was paid when Mr. Cornet's employment with the Company's wholly owned subsidiary,
     Surgical Navigation Specialists Inc., was terminated. Mr. Cornet was subsequently hired by the Company.
(8)  Represents the Canadian dollar equivalent of payments actually earned or paid in United States dollars. Amounts have been converted using the average of the exchange rates in effect during fiscal 2002 equal to US$1.00 = Cdn.$1.5187.





(9)  Mr. Mahbubani's employment commenced on November 19, 2001. Other annual compensation includes normal Executive level benefits.
(10) Other annual compensation includes normal Executive level benefits.
(11) Represents amounts paid under a commission arrangement.
(12) A bonus has been accrued in the Company's June 30, 2004 financial records for payment to the Executive management of the
     Company.
(13) Represents $156,805 paid under a commission arrangement and $25,000 accrued as a bonus.


           TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND
                             EMPLOYMENT CONTRACTS


The Company entered into an employment agreement with Mr. Abe Schwartz, dated as of September 12, 2002. Mr. Schwartz is entitled to receive an annual salary of $375,000 subject to annual review. Under this agreement, Mr. Schwartz was granted options to purchase 1,203,506 common shares of the Company vesting over the next four years. If the Company terminates Mr. Schwartz's employment without cause (as defined within the employment agreement), the vesting of all options granted under this agreement will be accelerated and vest immediately as of the date of termination. All such options expire and must be exercised no later than six months from the date of termination.

Mr. Fraser Sinclair was the Chief Financial Officer & Corporate Secretary of the Company until his resignation on April 28, 2004. Under the terms of an employment agreement with Mr. Sinclair dated June 28, 2001 Mr. Sinclair was entitled to receive an annual salary of $200,000 subject to annual review. Under the terms of the employment agreement the Company paid and accrued $294,667 representing a lump sum severance payment equivalent to 15 months of salary and the monthly average of the previous year's bonus amount and continued participation in the benefit plans for the severance term. An aggregate of 25,000 non vested options were immediately vested, effective April 28, 2004 and were exercised by Mr. Sinclair on May 11, 2004.

                                 STOCK OPTIONS

To encourage a proprietary interest in the Company through share ownership, and to provide an incentive to help maximize the growth and development of the Company, the Plan was established by the Company in 1995. Directors, Officers and full-time employees of the Company are eligible to participate in the Plan.

Currently the aggregate number of common shares which may be issued pursuant to the Plan may not exceed, in the aggregate, 4,200,000 common shares. The aggregate number of common shares reserved for issuance pursuant to all options granted to any one optionee shall not exceed 5% of the number of common shares outstanding on a non-diluted basis at the time of the grant. The exercise price of an option granted under the Plan cannot be less than the market price in Canadian dollars of the common shares on the Toronto Stock Exchange one trading day prior to the effective date on which the option is granted. The term of the option shall not be less than one year and not be more than ten years from the date the option is granted. If an optionee resigns as a Director, Officer or employee of the Company, or his or her employment is terminated for cause, all options held by such persons are terminated unless the Board exercises its discretion to extend the period during which such optionee may exercise the options. If an optionee's employment is terminated by the Company other than for cause, all vested options held by such person may be exercised until the earlier of six months following the date of such termination of employment and the close of business on the date of expiry of the option, subject to the Board exercising its discretion to extend the period during which such optionee may exercise the options. If, prior to the expiry of an option, the optionee dies, vested options are exercisable, to the extent that such optionee was entitled to do so, until the earlier of the first anniversary of the date of such optionee's death or the close of business on the date of expiry of the option. Historically, options have been granted with a seven year exercise period, vesting as to 25% one year after the date of the grant and an additional 25% of the options per year over the following three years.

Table 3 shows the securities authorized for issuance under the Plan during the year ended June 30, 2004. The table excludes options previously exercised, which are permanently deducted from the 4,200,000 aggregate number of options approved under the plan.


------------------------------------------------------------------------------------------------------------------------
                      Table 3: Securities Authorized for Issuance Under Equity Compensation Plans
------------------------------------------------------------------------------------------------------------------------

                                                                                               Number of securities
                                                                                              remaining available for
                                     Number of securities to be       Weighted-average         future issuance under
                                       issued upon exercise of        exercise price of      equity compensation plans
          Plan Category                 outstanding options,        outstanding options,       (excluding securities
                                         warrants and rights         warrants and rights     reflected in column (a))
----------------------------------- ------------------------------ ------------------------ ----------------------------


Equity compensation plans                     2,853,150                     $2.92                     360,797
approved by securityholders
----------------------------------- ------------------------------ ------------------------ ----------------------------
Equity compensation plans not                     -                           -                          -
approved by securityholders
----------------------------------- ------------------------------ ------------------------ ----------------------------
Total                                         2,853,150                     $2.92                     360,797
----------------------------------- ------------------------------ ------------------------ ----------------------------


                   OPTION GRANTS TO NAMED EXECUTIVE OFFICERS

Table 4 shows stock grants made to the Named Executive Officers under the Plan during the year ended June 30, 2004.


-------------------------------------------------------------------------------------------------------------------------
                                   Table 4: Option Grants To Named Executive Officers
                                      During the Financial Year Ended June 30, 2004
-------------------------------------------------------------------------------------------------------------------------
                                       Securities    % of Total      Exercise         Market Value
                                         Under         Options       or Base         of Securities
                                        Options      Granted to        Price       Underlying Options
           Name and                     Granted     Employees in     ($/Common     on the Date of Grant      Expiration
      Principal Position                  (#)       Fiscal 2004        Share)        ($/Common Share)           Date
--------------------------------------- ----------- --------------- -------------- ------------------------- ------------


ABE SCHWARTZ                               Nil           N/A             N/A                 N/A                 N/A
President and Chief Executive
Officer
--------------------------------------- ----------- --------------- -------------- ------------------------- ------------
FRASER SINCLAIR                            Nil           N/A             N/A                 N/A                 N/A
Chief Financial Officer and
Corporate Secretary(1)
--------------------------------------- ----------- --------------- -------------- ------------------------- ------------
BRIAN PEDLAR                               Nil           N/A             N/A                 N/A                 N/A
Chief Financial Officer (1)
--------------------------------------- ----------- --------------- -------------- ------------------------- ------------
JACQUES CORNET                             Nil           N/A             N/A                 N/A                 N/A
Vice President,
Marketing and Operations
--------------------------------------- ----------- --------------- -------------- ------------------------- ------------
MANU MAHBUBANI                             Nil           N/A             N/A                 N/A                 N/A
Vice President, Engineering
--------------------------------------- ----------- --------------- -------------- ------------------------- ------------
LORIS SARTOR                               Nil           N/A             N/A                 N/A                 N/A
Vice President, Sales
--------------------------------------- ----------- --------------- -------------- ------------------------- ------------

Note:

(1)  Effective April 28, 2004, Mr. Fraser Sinclair resigned as Chief Financial Officer & Corporate Secretary of the
     Company and Mr. Brian Pedlar was appointed Chief Financial Officer of the Company on such date.


Exercise of options

Table 5 shows, for each Named Executive Officer, (i) the number of common shares of the Company acquired through the exercise of stock options during the year ended June 30, 2004, (ii) the aggregate value realized upon exercise, and
(iii) the number of common shares of the Company covered by unexercised options under the Plan as at June 30, 2004. Value realized is the difference between the market value of the Company's common shares on the exercise date, and the exercise price of the option.

Value of unexercised in-the-money options at financial year end is the difference between the exercise price of the options and the market value of the Company common shares on June 30, 2004 which was $10.30 per common share.


------------------------------------------------------------------------------------------------------------------------
                  Table 5: Aggregate Option Exercises During the Most Recently Completed Financial Year
                                          and Financial Year End Option Values
------------------------------------------------------------------------------------------------------------------------
Name and Principal Position     Common      Aggregate       Unexercised Options at         Value of Unexercised
                                Shares        Value             June 30, 2004            In-The-Money Options at
                               Acquired      Realized                (#)                      June 30, 2004
                              on Exercise      ($)                                                 ($)
                                  (#)                   ----------------------------- ---------------------------------
                                                         Exercisable   Unexercisable   Exercisable     Unexercisable
----------------------------- ------------ ------------- ------------- --------------- --------------- -----------------


ABE SCHWARZ                       Nil          Nil         500,000        703,506        $4,625,000       $6,507,431
President and Chief
Executive Officer

----------------------------- ------------ ------------- ------------- --------------- --------------- -----------------
BRIAN PEDLAR                    40,000       $275,900       10,567         94,583         $80,849          $791,471
Chief Financial Officer

----------------------------- ------------ ------------- ------------- --------------- --------------- -----------------
FRASER SINCLAIR                 75,000       $370,000        Nil            Nil             Nil              Nil
Chief Financial Officer and
Corporate Secretary(1)

----------------------------- ------------ ------------- ------------- --------------- --------------- -----------------
JACQUES CORNET                  45,000       $353,300       20,000        110,000         $165,906         $933,164
Vice President, Marketing
and Operations

----------------------------- ------------ ------------- ------------- --------------- --------------- -----------------
MANU MAHBUBANI                  18,200       $142,766       41,800        109,999         $346,607         $935,333
Vice President, Engineering

----------------------------- ------------ ------------- ------------- --------------- --------------- -----------------
LORIS SARTOR                    13,333       $111,997       83,267        110,000         $531,307         $937,503
Vice President, Sales

------------------------------------------------------------------------------------------------------------------------

Note:

(1)  Effective April 28, 2004, Mr. Fraser Sinclair resigned as Chief Financial Officer and Corporate Secretary of the
     Company and Mr. Brian Pedlar was appointed Chief Financial Officer of the Company on such date.


                     HUMAN RESOURCE & GOVERNANCE COMMITTEE
                        REPORT ON EXECUTIVE COMPENSATION


The following report for the year ended June 30, 2004 was prepared by the members of the Human Resource & Governance Committee ("the Committee") - Peter Cooper (Chair), Bernard Gordon and John Millerick. The Committee met three times during the year. The Committee's recommendations were approved by the Board of Directors.

The Committee oversees the Company's Executive Compensation Policies and Practices, and makes recommendations with respect thereto to the Board of Directors. These compensation policies and practices are designed to:

     1.   Provide fair and competitive compensation
     2.   Support achievement of the Company's business plans
     3.   Align the interests of employees with those of shareholders
     4.   Recognize and reward outstanding performance

More specifically, these policies aim to attract and retain a motivated team focused on building value for shareholders by recognizing individual contribution within appropriate expense parameters. Since the Company operates in a "knowledge-intensive" business with global customers, it is imperative that the Company remain competitive in the marketplaces from which it attracts talent.

Beginning in fiscal 2003 the Committee adopted an extremely cautious approach to executive compensation, recognizing that the Company was undergoing a critical turnaround. Increases in base salaries were avoided except where deemed absolutely critical; the bonus program of prior years was suspended indefinitely and limited options awards were made to achieve internal equity among the members of the significantly streamlined executive management group. This approach continued through fiscal 2004, until it was clearly evident that the turnaround had been accomplished and the Company had produced four consecutive quarters of substantial earnings.

The Company currently provides executives with a compensation package that includes base salary, standard benefits, including car allowances, and discretionary stock option grants.

Specific factors taken into account in setting compensation levels and determining the mix of compensation components are:

     o value to the Company of the position and the incumbent in terms of leadership capabilities, specific skills and experience;
     o the individual's personal contribution to Company performance and team development;
     o    internal equity;
     o reasonableness, in light of the Company's current ability to pay, especially with reference to cash compensation; and
     o competitiveness, with reference to the general state of the relevant marketplace (level, trends) and to specific, appropriate benchmark surveys and competitor-based data acquired from time to time by the Company.

All full-time employees, including executive officers, are eligible to participate in the Plan (see "Stock Options" on page 13). The purpose of the Plan is to align the interests of management with those of shareholders in building enterprise value. In considering the granting of stock options to executives the Committee and the Board take account of the following factors:

     o reference to the individual's overall compensation level and composition (i.e. - existing proportion of performance-based compensation);
     o    past performance, current seniority and role;
     o    internal equity;
     o    benchmarks, based on available competitive / market information;
     o    availability of stock options in the options pool;
     o specific terms, including percentage of company ownership, total value of grant, and potential value; and
     o    number and terms of outstanding options.

The overall compensation, including base salary, of the Company's President & Chief Executive Officer, Mr. Schwartz, has been set on a basis consistent with the policy noted above and, indeed as an example for the changes subsequently made in arrangements with other executives in the Company. Consequently, a significant part of Mr. Schwartz's compensation is dependent upon his success in increasing shareholder value. At the time of his appointment on September 12, 2002 Mr. Schwartz was granted options to purchase a total of 1,203,506 common shares at an exercise price of $1.05 per common share. The Committee reviews these terms annually and, based on the performance of the Company, makes recommendations as deemed appropriate to the Board.

The compensation of all other executives is also reviewed annually by the Chief Executive Officer, in consultation with the Committee, taking account of the factors listed above.

By June, 2004 it had become evident that Cedara's earnings for fiscal 2004 would reach record levels and exceed the budget agreed by the Board. In light of this the Committee determined it appropriate to revisit the issue of performance-based bonuses. Factors influencing this, aside from the achievement of earnings in excess of budget, included the following:

     o the dramatic improvement in the Company's financial position, a result of both positive cash flow from operations and a successful equity issue;

     o the fact that managers and staff had received no increases or performance-based compensation in two years, while contributing extra-ordinary efforts to accomplish the turnaround; and

     o the market for the talent on which a company like Cedara depends has become tighter, and Cedara must guard against losing key people while also positioning itself to attract new talent as it enters a growth phase.

The Committee considered whether to institute a new performance-based bonus plan as a short-term incentive to augment the longer term incentive provided by the Stock Option Plan. Taking account of the fact that this was the first year of the strong earnings and that a more consistent pattern should be established first, the Committee determined it premature to establish any ongoing performance bonus plan at this stage, but chose instead to recommend to the Board that a one-time bonus pool equivalent to 5% ($820,000) of net income (before bonus) be set aside to recognize and reward management and staff throughout the Company. The Board approved this recommendation and the Committee worked closely with the CEO to determine a fair distribution of the bonus pool, based upon the relative contribution of managers and staff to the turnaround and resulting earnings. Bonuses were awarded to the CEO and 217 eligible executives, managers and staff at all levels in the Company. Executive bonus amounts are detailed in the disclosure of individual executive compensation adjacent to this report.

A further development in executive compensation occurred in November, 2003 when the Company's former Chairman & Chief Executive Officer, Dr. Michael Greenberg, settled in full a loan of $887,960 which had been outstanding at the time of his departure from the Company. Continuing severance obligations to Dr. Greenberg will have been fulfilled by September 12, 2004.

The Compensation Policies and Practices outlined in this report will evolve to meet the Company's changing needs, but the underlying principles of rewarding performance and value creation will continue to be emphasized.

Report Submitted by the Human Resource & Governance Committee as constituted on June 30, 2003.

Peter Cooper (Chair), John Millerick, Bernard Gordon


                            SHARE PERFORMANCE GRAPH

The following line graph compares the return of the common shares with the return of the S&P/TSX Composite Index for the five most recently completed fiscal years.

                    Five Year Return on $100 Investment (1)

                   TSX Composite Index         CDE share price


                               [GRAPHIC OMITTED]

Note:
(1) Assumes that the initial value of the investment on the TSX in the Company's common shares and in the S&P/TSX Composite Index was $100 on June 30, 1999, and that all dividends were reinvested.


                          1999        2000        2001        2002       2003        2004


TSX Composite Index       $100     $145.44     $110.36     $101.93     $99.61     $121.90
CDE share price           $100     $130.43      $29.91      $24.35     $24.35     $179.13


                 INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, or in another circular of the Company, no insider of the Company, which includes its directors and senior officers, has any interest in any material transaction involving the Company. Analogic Corporation of Peabody, Massachusetts, which currently holds approximately 14 percent of the issued and outstanding common shares of the Company on a non-diluted basis, had previously guaranteed the Company's $14.0 million bank operating line by way of a letter of credit issued to the Company's senior lender. During April 2004, the company repaid the bank operating line and the bank cancelled the letter of credit issued by Analogic, thereby removing all obligations and rights of Analogic in financial support of the Company.

                              CORPORATE GOVERNANCE

The TSX Company Manual sets out a series of guidelines for effective corporate governance (the "Guidelines"). These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance. The Company's approach to corporate governance is described below.

The Guidelines focus to a significant extent on the make up and independence of corporate boards. An "unrelated" director under the Guidelines is a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to; materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the Guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management. An informal distinction is made between inside and outside directors. An inside director is a director who is an officer or employee of the Company or any of its affiliates.

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well-being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they continue to be appropriate.

The Board has considered the guidelines for corporate governance adopted by the TSX and below is a table setting out the Guidelines and commentary concerning the extent to which the Company conforms with Guidelines.


-------------------------------------------------------------------------------------------------------------------------

      TSX Corporate                           Does the
      Governance                              Company
      Guidelines                              Comply?                        Comments

-------------------------------------------------------------------------------------------------------------------------


1.   Board should explicitly assume
     responsibility for stewardship of
     the Company, and specifically for:

     (a)  Adoption of a strategic               Yes         The Board annually participates in strategic planning as the
          planning process;                                 acceptor/adoptor of the strategic plans proposed by
                                                            management. The strategic planning process has been the
                                                            responsibility of management. The Board will continue to
                                                            review the Company's strategic plan on an annual basis.

-------------------------------------------------------------------------------------------------------------------------
     (b)  Identification of principal           Yes         The Board, on an annual basis, considers the principal risks
          risks of the Company's                            of the Company's business and receives reports of
          business and ensuring the                         management's assessment and management of those risks. The
          implementation of appropriate                     Board evaluates and proposes actions to mitigate these
          risk-management systems;                          risks.

-------------------------------------------------------------------------------------------------------------------------
     (c)  Succession planning and               Yes         It is the mandate of the Human Resource and Governance
          monitoring senior management;                     Committee to review organizational design and senior
                                                            management's compensation and make recommendations to the
                                                            full Board with respect to the compensation of the Chief
                                                            Executive Officer. Succession planning and monitoring senior management is the mandate of the Human Resource and
                                                            Governance Committee.
-------------------------------------------------------------------------------------------------------------------------

     (d)  Communications policy; and            Yes         Each of the Board and the Audit Committee reviews and, where required, approves statutory disclosure documents prior to their distribution.

                                                            In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns. All
                                                            communications from shareholders are referred to the
                                                            appropriate corporate officer for response, consideration or action. Management promptly advises the Board if any
                                                            significant issues are raised by shareholders. In addition, the Company communicates with its shareholders, securities analysts and the media regularly on developments in its
                                                            business and results, through the annual report, interim
                                                            financial statements, quarterly investor conference calls
                                                            and, when needed, press releases and material change
                                                            reports.

-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------

      TSX Corporate                           Does the
      Governance                              Company
      Guidelines                              Comply?                        Comments

-------------------------------------------------------------------------------------------------------------------------


     (e)  Integrity of internal control         Yes         The Board directly, and through its Audit Committee,
          and management systems                            assesses the integrity of, and confirms compliance with,
                                                            the Company's internal control, financial policies and
                                                            management information systems. The Audit Committee meets
                                                            with the Company's external auditors on a quarterly basis in conjunction with the Company's quarterly results and also
                                                            meets with external auditors periodically, as necessary.

-------------------------------------------------------------------------------------------------------------------------
2.   Majority of Directors should be            Yes         As at the date of the present Management Information
     "unrelated" (independent of                            Circular, the Board comprises six persons.
     management and free from
     conflicting interest) to the                           One of the Directors of the Company is a related director of
     Company and the Company's                              the Company and five of the Directors of the Company are
     significant shareholder, if any.                       unrelated directors within the meaning of the TSX
                                                            Guidelines.

-------------------------------------------------------------------------------------------------------------------------
3.   Disclose for each director whether he      Yes         Mr. Abe Schwartz -- Related -- is President and Chief
     or she is related, and how that                        Executive Officer of the Company.
     conclusion was reached.

                                                            None of the other Directors or proposed Director of the
                                                            Company has any interest in, business or other relationship with the Company that, in the Board's opinion, materially
                                                            interferes with that person's ability to act in the best
                                                            interests of the Company, and none of them receives
                                                            remuneration in excess of the stated director's fees.

                                                            Mr. Peter Cooper - Unrelated
                                                            Mr. Bernard Gordon - Unrelated
                                                            Mr. John Millerick - Unrelated
                                                            Mr. Stephen Pincus - Unrelated
                                                            Mr. Ram Ramkumar - Unrelated
                                                            Ms. Myrna Francis - Unrelated

-------------------------------------------------------------------------------------------------------------------------
4.   Appoint a committee composed               Yes         The Human Resource and Governance Committee is responsible
     exclusively of non-management                          for, among other things, recommending candidates for the
     directors, the majority of whom are                    Board and annually reviewing credentials of nominees for
     unrelated, with the responsibility                     re-election.
     of proposing new Board nominees and
     assessing directors.

-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------

      TSX Corporate                           Does the
      Governance                              Company
      Guidelines                              Comply?                        Comments

-------------------------------------------------------------------------------------------------------------------------


5.   Implement a process for assessing the      Yes         The Human Resource and Governance Committee is responsible
     effectiveness of the Board, its                        for this process.
     committees and individual directors.

-------------------------------------------------------------------------------------------------------------------------
6.   Provide orientation and education          Yes         The Human Resource and Governance Committee is responsible
     programs for new directors.                            for this process.

-------------------------------------------------------------------------------------------------------------------------
7.   Examining the size of the Board with       Yes         A Board must have enough directors to carry out its duties
     a view to effectiveness and to                         efficiently, while presenting a diversity of views and
     consider reducing the size of the                      experience. The Board has considered its size with a view
     Board.                                                 to the impact of size upon its effectiveness and has
                                                            concluded that the number of directors in the range as
                                                            presently constituted is appropriate for a company of the
                                                            size and complexity of the Company. The Human Resource and
                                                            Governance Committee is responsible for this process.

-------------------------------------------------------------------------------------------------------------------------
8.   Review compensation of directors           Yes         The Board periodically reviews the adequacy and form of
     in light of risks and responsibilities.                compensation of directors. The Human Resource and Governance
                                                            Committee is responsible for this process.
-------------------------------------------------------------------------------------------------------------------------
9.   (a)  Committees should generally be        Yes         The Board has two committees: The Audit Committee and the
          composed of non-management                        Human Resource and Governance Committee. All members of the
          directors; and                                    Audit Committee and the Human Resource and Governance
                                                            Committee are non-management.

-------------------------------------------------------------------------------------------------------------------------
     (b)  A majority of committee               Yes         The Audit Committee consists of three members, all of whom
          members should be unrelated.                      are unrelated directors. The Human Resource and Governance
                                                            Committee consists of three members, all of whom are
                                                            unrelated directors.

-------------------------------------------------------------------------------------------------------------------------
10.  Appoint a separate committee               Yes         The Human Resource and Governance Committee has this
     responsible for the approach to                        responsibility.
     corporate governance issues.
-------------------------------------------------------------------------------------------------------------------------

11.  Define limits to management's
     responsibilities by developing
     mandates for:

-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------

      TSX Corporate                           Does the
      Governance                              Company
      Guidelines                              Comply?                        Comments

-------------------------------------------------------------------------------------------------------------------------


     (a)  The Board; and                        Yes         The Board has the overall responsibility for supervising
                                                            management of the affairs of the Company, and to do so in
                                                            the best interest of the shareholders. The Board delegates its authority as appropriate to the Audit Committee and
                                                            Human Resource and Governance Committee, or any director or officer of the Company.

-------------------------------------------------------------------------------------------------------------------------
     (b)  The Chief Executive Officer.          Yes         The Board has approved a mandate for the Chief Executive
                                                            Officer.

-------------------------------------------------------------------------------------------------------------------------
12.  Establish procedures to enable the         Yes         Mr. Peter Cooper, the current non-executive Chairman of the
     Board to function independently of                     Board of the Company, is responsible for ensuring the
     management.                                            Board discharges its responsibilities independently of
                                                            management. The Board meets independently of management
                                                            where required but not less than once a year and time is
                                                            reserved during each scheduled Board meeting for an
                                                            unrelated directors only discussion. To ensure the Board can function independently of management, the Board has created the Human Resource and Governance Committee.

-------------------------------------------------------------------------------------------------------------------------
13.  (a)  Establish an Audit Committee          Yes         The Audit Committee is mandated to monitor audit functions,
          with a specifically defined                       the preparation of financial statements, review press
          mandate.                                          releases on financial results, review other regulatory
                                                            documents as required, and meet with outside auditors
                                                            independently of management. The Audit Committee operates
                                                            under a formal charter which takes into account current
                                                            corporate governance initiatives. The charter of the Audit
                                                            Committee is reviewed on an annual basis. The Audit
                                                            Committee, which has oversight responsibility for management reporting on internal controls, requires that management
                                                            implement and maintain appropriate internal control
                                                            procedures. The Audit Committee meets with management to
                                                            assess the adequacy and effectiveness of these systems of
                                                            internal control.

-------------------------------------------------------------------------------------------------------------------------
     (b)  All members of the Audit              Yes         All of the three members of the Audit Committee are non-
          Committee should be non-                          management directors. The Audit Committee has determined
          management directors.                             that all members of the Audit Committee are financially
                                                            literate and all have accounting or related financial
                                                            experience.

-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------

      TSX Corporate                           Does the
      Governance                              Company
      Guidelines                              Comply?                        Comments

-------------------------------------------------------------------------------------------------------------------------


14.  Implement a system to enable               Yes         Individual directors can engage outside advisors
     individual directors to engage                         with the authorization of any Board committee.
     outside advisors, at the Company's
     expense.
-------------------------------------------------------------------------------------------------------------------------



APPROVAL OF THE BOARD OF DIRECTORS


         The contents and the sending of this Circular have been approved by the Board of Directors of the Company.


      DATED at Mississauga, Ontario as of the 10th day of September, 2004.

                                                 BY ORDER OF THE BOARD


                                                 /s/ Brian Pedlar
                                                 ----------------------------
                                                 Brian Pedlar
                                                 Chief Financial Officer

                            [CEDARA GRAPHIC OMITTED]
                              Software with Vision

                                                                Document No. 2

                            [CEDARA GRAPHIC OMITTED]
                              Software with Vision


                           PROXY FORM - COMMON SHARES



                   FOR USE AT THE ANNUAL AND SPECIAL MEETING

                               OF SHAREHOLDERS OF
                     CEDARA SOFTWARE CORP. (THE "COMPANY")
                         TO BE HELD ON OCTOBER 18, 2004


THIS IS AN IMPORTANT DOCUMENT: As a Shareholder, you have the right to appoint any person you choose to act as proxy for you at the Annual and Special Meeting of Shareholders called for October 18, 2004 (the "Meeting"). If you choose NOT to appoint the management nominees (Peter Cooper, Abe Schwartz, or Brian Pedlar) as your proxyholder please ensure that you fill in your own choice of proxyholder in the space provided below. In order to be valid, this proxy must be deposited with Computershare Trust Company of Canada (see the address on the reverse) no later than 5 p.m. (Toronto time) on October 15, 2004. The facsimile number for Computershare Trust Company of Canada is (416) 263 9524 or 1 866 249 7775. If you decide to fax the proxy, please also mail the original using the envelope provided.


I, _________________________________, a shareholder of Cedara Software Corp.,
       (Print your name here.)

appoint: Peter Cooper, Chairman of the Board, or, if he is not present, Abe Schwartz, Chief Executive Officer, or, if neither of them is present, Brian Pedlar, Chief Financial Officer and Corporate Secretary, or, instead of any of them,

_______________________________________________________________________________
       (Print your proxyholder's name here -- leave blank to appoint the
                         Chairman or his alternates.)

to vote all the common shares of the Company registered in my name on my behalf and to act as my proxyholder for the Meeting, as well as for any continuation or adjournment of the Meeting. As my proxyholder, the person named above will have power to act for me and he or she may attend, vote, and otherwise act on my behalf. On the resolutions and proposals listed on the reverse he or she will vote my shares FOR or AGAINST, or WITHHOLD my votes, as directed on the reverse side. On all other matters or amendments that are properly brought before the Meeting, I hereby confer discretionary authority on the person who votes and acts on my behalf hereunder to vote with respect to the matter as he or she thinks fit.


____________________________                         _________________________
Signature                                            Date

____________________________
Please Print Name

           Please indicate your voting choice in the matters below by checking one box for each.
-------------------------------------------------------------------------------
The Directors recommend that shareholders vote FOR items 1, 2 and 3 below. If you do not specify a choice, and your proxy is assigned to the Chairman or his alternates, your shares will be voted FOR items 1, 2 and 3 below.
-------------------------------------------------------------------------------

1. The election of the nominees proposed by management as directors of the Company (named in the accompanying Management Information Circular at pages 8 and 9):

                         |_| FOR          |_| WITHHOLD VOTE

2. The resolution re-appointing KPMG, LLP as auditors for the Company and authorizing the directors to fix their remuneration:

                         |_| FOR          |_| WITHHOLD VOTE

3. The resolution (set out on page 10) of the accompanying Management Information Circular increasing the number of options issuable under Stock Option Plan No. 2 of the Company to 6,200,000 options:

                         |_| FOR          |_| AGAINST

-------------------------------------------------------------------------------
                                ABOUT THIS PROXY

This proxy is solicited by and on behalf of Management of the Company.

     |X| It must be signed by the shareholder, or by his or her attorney, authorised in writing.
     |X| If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form.
     |X| If the shares are registered in the name of a corporation, this form should be signed under corporate seal, or by a duly authorised officer(s) or attorney.
     |X| Executors, administrators, trustees, corporate officers, etc. signing this document should indicate the capacity in which they are signing.
     |X| If it is not dated, this proxy will be deemed to be dated the date of mailing of this form of proxy.
     |X| This proxy revokes (cancels) and replaces any proxy previously given. |X| Shareholders should read this proxy in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular dated September 10, 2004.
     |X|  All signatures should match the name(s) on this proxy.

Once executed, this proxy gives the proxyholder the authority, at his or her discretion, to:
     |X| vote as he or she sees fit regarding any matters for which the shareholder has not specified a choice; and
     |X| act on behalf of the shareholder in respect of any amendments or other matters that may properly come before the Meeting.

Shares represented by properly executed proxies will be
     |X| either withheld from voting or voted on any ballot that may be called for, in accordance with your instructions; or
     |X| voted as specified by the shareholder with respect to any matter to be acted upon at the Meeting

-------------------------------------------------------------------------------

PLEASE SIGN AND RETURN THIS PROXY IN THE ENCLOSED ENVELOPE TO THE FOLLOWING
ADDRESS: Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Facsimile Number: (416) 263-9524 or 1-866-249-7775


Please return this Proxy by 5 P.M. (Toronto time) on Friday October 15, 2004

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 22, 2004


                                             CEDARA SOFTWARE CORP.


                                             By:  /s/ Brian Pedlar
                                                  ----------------------------
                                             Brian Pedlar
                                             Chief Financial Officer